[Letterhead of Wachtell, Lipton, Rosen & Katz]

July 6, 2023

Via EDGAR

Ms. Isabel Rivera

Ms. Pam Long

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Office Properties Income Trust
Amendment No. 2 to Registration Statement on Form S-4
Filed June 20, 2023
File No. 333-272105

Dear Ms. Rivera and Ms. Long:

On behalf of our client, Office Properties Income Trust (the “Company” or “OPI”), below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were in your letter dated June 29, 2023, regarding Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission on June 20, 2023. In connection with this letter responding to the Staff’s comments, the Company is today filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Company. All page references in the response set forth below refer to pages of Amendment No. 3 (except as otherwise noted). Capitalized terms used but not defined in this letter have the meanings given in Amendment No. 3. We are separately furnishing to the Staff a copy of Amendment No. 3 marked to show the changes compared to the Registration Statement.

Amendment No. 2 to Form S-4 filed June 20, 2023

Interests of OPI and DHC Trustees, Executive Officers and Manager in the Merger and the Other Transactions, page 18

1.	With respect to the independent and disinterested trustees of both OPI and DHC, please disclose whether any of the trustees maintain relationships or positions with any entities affiliated with RMR Group. We note, for example, that William Lamkin currently serves as an independent trustee of two RMR-affiliated entities, Service Properties Trust and Seven Hills Realty Trust, and that Lisa Harris Jones currently serves on the board of Industrial Logistics Properties Trust. Please disclose the consideration given to these interests in your recommendations that shareholders approve the merger in the proxy statement/prospectus and include risk factor disclosure, if appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18, 33, 86-87, 114, 121-122, and 154-155 of Amendment No. 3 in response thereto.

July 6, 2023

Background of the Merger, page 81

2.	We note that at its meeting on December 7, 2022, the OPI board discussed its financial and operating performance, long-term strategy, and the potential for future deterioration in the operating performance of office buildings in connection with the possibility of a transaction with DHC. Please describe any material aspects of OPI’s financial and operating performance that led or related to OPI's consideration of a transaction with DHC and discuss how such factors were considered.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 85 and 86 of Amendment No. 3 in response thereto.

3.	We note that obtaining an amendment or modification to the OPI Credit Agreement is a condition to closing the merger. With a view towards disclosure, please provide a discussion of any financing concerns considered with respect to OPI's ability to meet this condition.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 35-36, 99-100, 103, 104, 109 and 126 of Amendment No. 3 in response thereto. In addition, the Company respectfully directs the Staff to the sections of the joint prospectus/proxy statement entitled “The Merger—Background of the Merger”, “The Merger—Recommendation of the OPI Special Committee and the OPI Board of Trustees; Reasons for the Merger and the Other Transactions” and “The Merger—Recommendation of the DHC Special Committee and the DHC Board of Trustees; Reasons for the Merger and the Other Transactions”, which include disclosure regarding the assessments of the risks regarding the ability of the Company to meet this condition by the OPI special committee, the OPI board of trustees, the DHC special committee and the DHC board of trustees and the negotiation of such condition by and on behalf of the OPI special committee and the DHC special committee.

4.	We note that each of the special committees was advised by its financial advisors about their relationships with OPI, DHC, RMR, and RMR Inc., and that information about these relationships was updated from time to time. Please disclose the nature and significance of these relationships and explain how the special committees evaluated this information and concluded that these relationships would not interfere with the advisors’ ability to provide independent advice. Please also provide risk factor disclosure addressing material conflicts of interest arising from these relationships.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 87, 88, 90, 91, 105, 110, 146 and 154-155 of Amendment No. 3 in response thereto. The Company also respectfully notes that the Registration Statement includes disclosure regarding the nature and significance of these relationships, which is included on pages 135, 146 and 154-155 of Amendment No. 3, and is now cross-referenced in the section of the joint proxy statement/prospectus entitled, “The Merger—Background of the Merger.”

July 6, 2023

The Company respectfully advises the Staff that in the Company’s view, taking into account the determinations of the DHC special committee and the OPI special committee regarding the relationships of their respective financial advisors as disclosed in Amendment No. 3, there are no material risks arising from the relationships of the respective financial advisors to either the DHC special committee or the OPI special committee and, therefore, no additional risk factor disclosure is necessary.

5.	We note that OPI’s change in distribution policy and the timing of its announcement in conjunction with the announcement of the merger was discussed at several meetings of the OPI special committee throughout February, March, and April, and by the DHC special committee at several meetings in March. Please provide enhanced disclosure regarding the views of the DHC and OPI special committees and their advisors as expressed during these meetings and in the negotiations between the parties on each of the following:

•	the reason for the change in OPI’s distribution policy, which resulted in a reduction of OPI’s dividend in connection with the transaction and the amount of the reduction;
•	the timing of the announcement of OPI’s dividend reduction concurrently with the announcement of the merger, particularly in light of the anticipated impact on OPI’s share price and the consequent diminished value of the merger consideration to DHC shareholders; and
•	DHC’s willingness on March 27 to proceed without the price collar it had proposed to OPI despite the downward fluctuations in OPI’s share price between March 2 and March 24 and after taking into account, for example, “the encouraging financial performance of DHC during the first month of 2023, and the potential implications of improved performance on DHC’s financing situation,” and the fact that as of March 24, the DHC special committee thought that DHC’s financial performance indicated that DHC would outperform projections for the first quarter of 2023.

Response: The Company respectfully acknowledges the Staff’s comment regarding the reasons for the change in OPI’s dividend policy and has revised the disclosure on pages 85, 95, 96, 100, 107, 108, 110, 111 and 148 of Amendment No. 3 in response thereto.

As discussed in the updated disclosure in Amendment No. 3 on page 96, the OPI board of trustees determined that a reduction in OPI’s dividend was likely to be required regardless of whether OPI engaged in any transaction with DHC. The Company has also revised the Registration Statement to provide additional disclosure regarding the OPI board of trustees’ and the OPI special committee’s reasons for the timing of the announcement of the Company’s dividend reduction concurrently with the announcement of the Merger. Please see pages 100, 107, 108 and 111 of Amendment No. 3.

July 6, 2023

The Company has also revised the Registration Statement to provide additional disclosure regarding the DHC special committee’s consideration of the dividend reduction, including the negotiations regarding a possible price collar and the DHC special committee’s willingness to proceed without a price collar. Please see pages 101, 102, 103 and 125 of Amendment No. 3.

The Company further respectfully advises the Staff that (as noted on page 102 of Amendment No. 3), as of March 24, 2023, the DHC special committee did not necessarily believe that, based on preliminary results indicating DHC’s positive financial performance from January and February 2023, DHC would outperform projections for the first quarter in 2023. Instead, the DHC special committee considered the potential impact of DHC’s outperformance on its valuation and potential financing alternatives available to DHC were such performance to be sustained over a longer period of time.

6.	We note that RMR provided three-year projections to the DHC and OPI boards of trustees in December 2022. DHC and OPI management then provided five-year projections to BofA and J.P. Morgan, respectively, in January 2023, which they updated several times prior to entering into the merger agreement. Please provide clear disclosure regarding the individuals from OPI and DHC management that were ultimately responsible for preparing the prospective financial information for each respective entity. In particular, please disclose the involvement of the external manager, RMR Group Inc., in the preparation of this prospective financial information. Also clarify why the parties determined to increase the projections from three to five years, and disclose any material assumptions made and associated risks about growth rates after the third year.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 88-89 and 92-93 of Amendment No. 3 in response thereto.

7.	Please elaborate on why the DHC special committee, at its meetings on January 25 and 27, requested DHC management to revise the DHC January 2023 projections to make them “less conservative.” We note that at a meeting on January 25, DHC management discussed recent negative changes in DHC’s operating environment and that on January 27, DHC noted that the RMR termination fee made it impractical to obtain a change of control proposal from a third party other than OPI. Please clarify how these considerations related to the request for less conservative projections.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 88-89 and 92-93 of Amendment No. 3 in response thereto.

The Company respectfully advises the Staff that although the DHC special committee was aware of negative changes in the operating environment for its senior living communities that resulted in downward adjustments to DHC’s financial projections relative to the DHC May 2022 projections, the DHC special committee believed it was appropriate to request the preparation of projections with assumptions for the performance of the senior living communities in years four (2026) and five (2027) that were less conservative than those assumptions set forth in the DHC January 2023 projections but that were still more conservative than those set forth in the May 2022 projections. The Company also respectfully advises the Staff that the DHC special committee did not view the RMR termination fee under DHC’s management agreements as relevant to the projections or the DHC special committee’s request to revise the projections because the projections relate to the performance of DHC as a stand-alone company and the RMR termination fee would be payable only by a third party in a change of control transaction.

July 6, 2023

8.	Please provide additional context around the need for the sensitivity cases for the DHC projections that were prepared between January 27 and February 3. Explain the significance of the difference between net operating income of SHOP communities managed by AlerisLife versus all SHOP communities of DHC. Also, please explain the significance of the AlerisLife acquisition and related transactions to DHC as discussed at the DHC special committee meeting on February 3. Finally, please revise your disclosure to clarify who prepared the ultimate projections that were considered using those sensitivity analyses, and if such analyses resulted in multiple sets of projections being given to or used by the DHC special committee and/or the OPI special committee or their advisors, please explain the rationale for this and include these in the applicable subsections for the unaudited prospective financial information, or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 93-94 of Amendment No. 3 in response thereto.

The Company respectfully advises the Staff that the AlerisLife transaction did not have any effect on the DHC financial projections because the AlerisLife transaction did not impact the operations at the DHC senior living communities managed by AlerisLife or the cash flows projected to be generated from those assets. For these reasons, the AlerisLife transaction was also not considered by the DHC special committee or BofA Securities to be material to DHC or the potential transaction with the Company. The Company also respectfully advises the Staff that, for purposes of the net asset value analysis prepared by BofA Securities, BofA Securities reflected DHC’s equity interest in AlerisLife at the purchase price paid to DHC in the AlerisLife transaction. However, (i) the financial impact of the treatment of DHC’s equity interest in AlerisLife was not considered to be material to the net asset value analysis and (ii) the net asset value analysis was not prepared for or considered part of BofA Securities’ financial analyses with respect to its opinion, but was referenced for informational purposes only.

The Company further respectfully advises the Staff that the sensitivity analyses prepared by BofA Securities or DHC management, as applicable, between January 27 and February 3, 2023 were prepared to illustrate for the DHC special committee the potential impacts of uncertain future events to inform the DHC special committee’s determination of the appropriate set of projections regarding the future performance of DHC. These cases did not represent revised or separate sets of projections and were not adopted or relied upon by the DHC special committee, the DHC board of trustees or BofA Securities or provided to the Company or J.P. Morgan. As disclosed on page 99 of Amendment No. 3, the final projections, which are defined as the “DHC financial projections” in the joint proxy statement/prospectus and represent the DHC February 2023 projections as updated for discrete, immaterial changes on March 10, 2023, were prepared by DHC management following the process outlined on pages 88-89 of Amendment No. 3. The Company respectfully directs the Staff to its response to comment 15 set forth below for further information regarding the DHC financial projections disclosed in the section of the joint proxy statement/prospectus entitled “Unaudited Prospective Financial Information of DHC.”

July 6, 2023

9.	Please clarify why DHC’s compensation committee considered and then determined not to terminate its agreements with RMR for performance reasons in February 2023, as reported to the DHC board of trustees at a meeting on March 1, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 97 of Amendment No. 3 in response thereto.

10.	We note disclosure on page 102 that in connection with RMR’s rejection of DHC’s proposal to waive business management incentive fees, RMR provided incentive fee calculations that demonstrated that as of March 31, 2023, RMR did not expect to earn a business management incentive fee for DHC or OPI in 2023. However, disclosure on pages 101 and 146 indicates that RMR will earn an incentive fee by virtue of closing the transaction that it would not have earned with respect to DHC or OPI on a stand-alone basis. Revise to clarify whether the DHC or OPI special committees considered the amount of the increased or additional incentive fees or any estimate thereof in connection with their requests for incentive fee waivers and their negotiations of the fees and other terms of the RMR Letter Agreement or OPI’s amended property and management agreements with RMR to become effective after the merger. Please also disclose such amounts here and on page 146 in the section entitled “Interests of the . . . Manager in the Merger and the Other Transactions,” and identify who negotiated on behalf of RMR and disclose whether any of these individuals also serve as managing trustees or are otherwise affiliates of DHC and OPI. Finally, please revise the paragraph captioned "RMR Management Agreements" on page 117 to clarify the nature of the changes RMR was unwilling to make that were viewed as negative factors by the DHC special committee and board of trustees.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19, 97, 102, 106-107, 108, 125 and 156 of Amendment No. 3 in response thereto.

The Company respectfully advises the Staff that the disclosure referenced as being on page 101 of the Registration Statement (now page 107 of Amendment No. 3) does not indicate that RMR will earn an incentive fee for the combined company as a result the closing of the transaction or for either DHC or OPI on a stand-alone basis in 2023, but rather that while RMR was not expected to earn an incentive fee, RMR was unwilling to change the existing contractual provisions to waive its eligibility to earn any such incentive fee or to revise the calculation of the incentive fee. The disclosure in Amendment No. 3 has been revised to clarify this point. The Company also respectfully advises the Staff that the disclosure referenced as being on page 146 of the Registration Statement (now page 156 of Amendment No. 3.) does not state that RMR will necessarily earn an incentive fee but rather discloses the possibility that RMR could ultimately earn an incentive fee (or an increased incentive fee) with respect to the combined company in the future based on the combined company’s total shareholder return per common share (which cannot be predicted in advance of closing). The disclosure in Amendment No. 3 has been revised to clarify this point.

July 6, 2023

Recommendation of the DHC Special Committee and the DHC Board of Trustees . . ., page 114

11.	We note that the DHC special committee and board of trustees considered as a material factor in support of the merger that the implied value of $1.70 per DHC Common Share, representing a 34.09% premium to the closing price of DHC Common Shares on April 10, 2023, was an “attractive valuation” for DHC Common Shares. We also note that the DHC special committee and board of trustees considered as a negative factor that the simultaneous announcements of the reduction in OPI’s regular distribution and the merger were “expected to have a negative impact on the market price of OPI Common Shares” and that OPI was not willing to provide price protection around the fixed exchange ratio. Please elaborate on the negative impact on the market price of OPI Common Shares that the DHC special committee and board of trustees “expected,” including whether it was estimated or quantified, whether the special committee and board of trustees considered how it would affect the 34.09% premium, and why, in view of this expectation, the DHC special committee and board of trustees nevertheless believed the valuation was attractive. In light of the fixed exchange ratio and the more recent implied value as of June 16, 2023 of $1.21 per share, please address whether the special committee and board continue to believe this is an attractive value.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 125 of Amendment No. 3 in response thereto. The Company respectfully advises the Staff that the DHC special committee continues to recommend that the DHC board of trustees recommend, and the DHC board of trustees continues to recommend, to DHC’s shareholders that they vote “FOR” the DHC Merger Proposal.

Opinion of Financial Advisor to the OPI Special Committee, page 114; Opinion of Financial Advisor to the DHC Special Committee, page 127

12.	We note that the financial advisors used the closing price of OPI common shares of $11.80 as of April 6, 2023 in their analyses of the implied per share consideration to DHC shareholders in the merger. In addition, we note that the parties announced the merger and the OPI dividend reduction from $2.20 to $1.00 per share on April 11, 2023. With a view towards disclosure, please discuss whether this dividend reduction and its potential impact on the trading price of OPI common shares was considered within the material assumptions underlying the financial advisors’ analyses. If not, please revise the “Recommendations . . .” sections beginning on pages 107 (for OPI) and 114 (for DHC) to explain why the special committees and boards of trustees relied on the fairness opinions and cited them as material factors weighing in favor of the merger in approving and recommending the merger to shareholders. Also address whether the special committees and boards of trustees continue to rely on the opinions to support their recommendations, given the dividend reduction and the $8.22 closing price of OPI Common Shares on June 16.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 37, 116, 120, 123 and 148 of Amendment No. 3 in response thereto.

July 6, 2023

The Company respectfully advises the Staff that the financial advisors’ financial analyses underlying their respective fairness opinions necessarily did not incorporate the dividend reduction or the anticipated trading prices of OPI Common Shares or DHC Common Shares following the announcement of the transaction/dividend reduction, as the financial analyses underlying the fairness opinions were not based upon the share prices or dividend rates of either DHC or the Company (except as described below) on April 6, 2023 or as of the time the opinions were rendered. BofA Securities’ and J.P. Morgan’s respective fairness opinions opined as to the fairness of the exchange ratio of 0.147 OPI Common Shares for each outstanding DHC Common Share underpinned by ranges of value from BofA Securities’ and J.P. Morgan’s respective financial analysis of each of DHC and the Company, and not from the companies’ respective share prices or dividend rates as of the time the opinions were rendered. Further, in assessing the potential transaction with the Company, the DHC special committee and DHC board of trustees considered, among other factors, the long-term value that could result from the Merger and other Transactions and the fact that dividend rates are set quarterly by the OPI board of trustees and could not be guaranteed.

The Company further respectfully submits to the Staff that BofA Securities’ financial analyses were not based on or otherwise directly impacted by the share prices or dividend rates of either DHC or the Company on April 6, 2023 or as of the time its opinion was rendered to the DHC special committee. The primary inputs for BofA Securities’ financial analyses were EBITDA multiples and unlevered free cash flows, which were utilized by BofA Securities to derive gross present values of DHC and the Company and apply those present values to the then-existing capital structures of DHC and the Company to determine implied ranges of equity value per DHC Common Share and OPI Common Share on a stand-alone basis, which in turn were utilized to derive the implied exchange ratio ranges. The closing share prices on April 6, 2023 per DHC Common Share ($1.26) and per OPI Common Share ($11.80) are included in the summary of BofA Securities’ financial analyses as references to assist a reader with understanding how the values set forth in these financial analyses compared to the share prices of DHC and the Company as of the most recent trading date prior to the delivery of the fairness opinion. However, consistent with customary market practice, neither the share prices nor dividend rates for DHC and OPI on April 6, 2023 or as of the time BofA Securities’ opinion was rendered to the DHC special committee were used as inputs in BofA Securities’ financial analyses of DHC and the Company.

July 6, 2023

The Company further respectfully submits to the Staff that J.P. Morgan’s financial analyses were also not based on or otherwise directly impacted by the share prices or dividend rates of either DHC or the Company (except for the use of publicly available information of the Company as of April 6, 2023 as one of several selected publicly traded companies used in setting the multiple reference range in the “OPI Public Trading Multiples” analysis described in the section of the joint proxy statement/prospectus entitled “The Merger—Opinion of Financial Advisor to the OPI Special Committee”) on April 6, 2023 or as of the time its opinion was rendered to the OPI special committee. The primary inputs with respect to the Company and DHC for J.P. Morgan’s financial analyses were projected cash net operating income, projected funds from operations and unlevered free cash flow, which were used to determine implied ranges of equity value per DHC Common Share and OPI Common Share on a stand-alone basis, which in turn were utilized to derive the implied exchange ratio ranges. The closing share prices on April 6, 2023 per DHC Common Share ($1.26) and per OPI Common Share ($11.80) are similarly included in the summary of J.P. Morgan’s financial analyses to assist with understanding how the values set forth in these financial analyses compared to the share prices of DHC and OPI as of the most recent trading date prior to the delivery of the fairness opinion and to assess the implied value of OPI’s offer based on the exchange ratio. Otherwise, neither the share prices nor dividend rates for DHC and OPI as of April 6, 2023 or as of the time J.P. Morgan’s opinion was rendered to the OPI special committee were used as inputs in J.P. Morgan’s financial analyses of DHC and the Company.

The Company also respectfully advises the Staff that the financial advisors rendered their respective fairness opinions to the OPI special committee, the OPI board of directors and the DHC special committee on April 10, 2023, when each of the OPI special committee, the OPI board of trustees, the DHC special committee and the DHC board of trustees were evaluating and making their respective recommendations regarding the Merger and other Transactions (and, as applicable, approving the Merger and other Transactions at such time), as disclosed in the sections of the joint proxy statement/prospectus entitled “The Merger—Recommendation of the OPI Special Committee and the OPI Board of Trustees; Reasons for the Merger and the Other Transactions” and “The Merger—Recommendation of the DHC Special Committee and the DHC Board of Trustees; Reasons for the Merger and the Other Transactions.” The Company respectfully notes that the exchange ratio for the transaction is fixed, such that the relative ownership of DHC shareholders and OPI shareholders in the combined company would remain constant notwithstanding developments in the share prices of the respective companies following the announcement of the transaction or any subsequent events, which is a common structure for transactions involving equity consideration and was taken into account by the OPI special committee, the OPI board of trustees, the DHC special committee and the DHC board of trustees as disclosed in the aforementioned sections of the joint proxy/statement prospectus.

The OPI special committee, the OPI board of trustees, the DHC special committee and the DHC board of trustees have not changed their recommendations in favor of the proposals as set forth in Amendment No. 3, and continue to recommend shareholders of each of the Company and DHC, as applicable, approve such proposals as provided in the joint proxy/prospectus.  The Company has revised the disclosure on page 37 of Amendment No. 3 to include risk factor disclosure regarding changes in circumstances that may have occurred since the date of the fairness opinions.

July 6, 2023

13.	Please provide us supplementally with copies of any board books or other written materials provided by the financial advisors to OPI and DHC in connection with their analyses and opinions.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that (i) the confidential board book prepared by J.P. Morgan in connection with its opinion as presented to the OPI special committee and the OPI board of trustees and (ii) the confidential board book prepared by BofA Securities in connection with its opinion as presented to the DHC special committee, in each case as presented at their respective meetings held on April 10, 2023 in connection with their consideration of the Merger, are being provided directly to the Staff by Cravath, Swaine & Moore LLP, as counsel to J.P. Morgan (financial advisor to the OPI special committee), and by Fried, Frank, Harris, Shriver & Jacobson LLP, as counsel to BofA Securities (financial advisor to the DHC special committee). These materials are being provided under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with Rule 12b-4, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement or any joint proxy statement/prospectus of either the Company or DHC, including any amendments to the foregoing. By separate letter, request for confidential treatment of these materials pursuant to the provisions of Rule 83 of the Rules of Practice of the Securities and Exchange Commission (17 C.F.R. §200.83) has been made.

Unaudited Prospective Financial Information of OPI, page 138

14.	Please disclose whether the projections in this section are the OPI Financial Projections that updated the OPI January 2023 Projections. Clarify whether other projections, such as the OPI January 2023 Projections and the three-year projections prepared by RMR were also provided to J.P. Morgan, BofA or DHC. Tell us what consideration you have given to including all of these projections in the filing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 92 and 148 of Amendment No. 3 in response thereto. The Company respectfully confirms to the Staff that, as now disclosed on page 148 of Amendment No. 3, the projections provided in the section entitled “Unaudited Prospective Financial Information of OPI” of the joint proxy statement/prospectus are the OPI financial projections, and represent the OPI January 2023 financial projections as updated to reflect immaterial updates.

July 6, 2023

The Company respectfully advises the Staff that only the OPI financial projections are presented in this joint proxy statement/prospectus because these are the only financial projections that are material to DHC and OPI investors in connection with their consideration of the potential transaction as the only projections ultimately relied upon by the OPI special committee, the OPI board of trustees, the DHC special committee and the DHC board of trustees in making their respective recommendations with respect to the Merger and the other Transactions, and utilized by BofA Securities and J.P. Morgan in connection with their respective financial analyses underlying their respective fairness opinions.

The Company respectfully advises the Staff that, as disclosed on page 88 of Amendment No. 3, the three-year projections were provided to DHC management and the DHC board of trustees, to J.P. Morgan and to BofA Securities between December 21, 2022 and December 23, 2022. In addition, as disclosed on pages 92 and 97 of Amendment No. 3, the OPI January 2023 projections were provided to J.P. Morgan on January 27, 2023 and to BofA Securities and the DHC special committee on March 1, 2023. As disclosed on pages 99 and 101 of Amendment No. 3, the OPI financial projections were provided to J.P. Morgan on March 10, 2023, to BofA Securities on March 10, 2023 and to the DHC special committee in advance of a due diligence meeting on March 21, 2023.

The Company determined not to include additional detail regarding the OPI January 2023 financial projections and three-year projections as they were not relied upon by the respective special committees and boards of trustees of OPI and DHC in connection with their recommendations and approval of the Merger or by the respective financial advisors to the OPI and DHC special committees in connection with their respective fairness opinions and related analyses. In addition, the three-year projections were preliminary, subject to update and not reviewed or discussed by the members of the OPI special committee in connection with evaluating the potential transaction. Further, the joint proxy statement/prospectus discloses that the OPI January 2023 financial projections reflected the same financial projections for the initial three year period as the three-year projections, and in response to the Staff’s comment, the Company has revised the disclosure to reflect that the OPI January 2023 financial projections were prepared using assumptions for years four and five that were materially consistent with the assumptions for the third year of the three-year period through 2025. Please see page 92 of Amendment No. 3. The joint proxy statement/prospectus additionally discloses that the OPI financial projections reflect updates to the OPI January 2023 financial projections (due to recent operational leasing events, including OPI management’s updated views on the likelihood of lease renewals, extensions, terminations and non-renewals of leased properties), which updates were immaterial. In light of the foregoing, OPI believes that the three-year projections and the OPI January 2023 financial projections are not material to investors in connection with their consideration of the potential transaction and, therefore, are not required to be disclosed in the joint proxy statement/prospectus.

July 6, 2023

Unaudited Prospective Financial Information of DHC, page 142

15.	Please disclose whether the projections in this section are the DHC Financial Projections that updated the DHC February 2023 Projections. Clarify whether other projections, such as the DHC February 2023 Projections, DHC January 2023 Projections and three-year projections prepared by RMR and the DHC May 2022 Projections were also provided to BofA, J.P. Morgan or OPI. Tell us what consideration you have given to including all of these projections in the filing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 89 and 152 of Amendment No. 3 in response thereto.

The Company respectfully confirms to the Staff, as now disclosed on page 152 of Amendment No. 3, that the projections in the section of the joint proxy statement/prospectus entitled “Unaudited Prospective Financial Information of DHC” are the financial projections defined as the “DHC financial projections” in the joint proxy statement/prospectus and represent the DHC February 2023 projections as updated by DHC management in March 2023. As described on pages 99 and 152 of Amendment No. 3, the DHC February 2023 projections were updated by DHC management on March 10, 2023 to reflect actual results from interim operational and leasing events, which resulted in discrete, immaterial changes to Net Operating Income, Adjusted EBITDAre, Normalized FFO and Unlevered Free Cash Flow.

The Company respectfully advises the Staff that only the DHC financial projections are presented in this joint proxy statement/prospectus because these are the only financial projections that are material to DHC and OPI investors in connection with their consideration of the potential transaction as the only projections ultimately relied upon by the DHC special committee, the DHC board of trustees, the OPI special committee and the OPI board of trustees in making their respective recommendations with respect to the Merger and the other Transactions, and utilized by BofA Securities and J.P. Morgan in connection with their respective financial analyses underlying their respective fairness opinions.

The Company respectfully advises the Staff that, as disclosed on pages 90, 90 and 94 of Amendment No. 3, (i) the DHC January 2023 projections were provided to BofA Securities on January 5, 2023 and to J.P. Morgan and the Company on January 17, 2023, and (ii) the DHC February 2023 projections were provided to BofA Securities on February 5, 2023 and to J.P. Morgan and the Company on February 6, 2023. As noted above, at the direction of the DHC special committee, the DHC January 2023 projections were superseded by the more recent DHC February 2023 projections. The DHC financial projections included in Amendment No. 3, which as disclosed on page 99 of Amendment No. 3 were provided to BofA Securities, J.P. Morgan and the Company on March 10, 2023, are the same as the DHC February 2023 projections, but updated in March 2023 to reflect recent actual results. In addition, the Company notes that, as disclosed on page 88 of Amendment No. 3, the three-year projections prepared by RMR were provided to BofA Securities, J.P. Morgan and the Company between December 21, 2022 and December 23, 2022, but were not authorized or approved by the DHC special committee, and were not utilized by either special committee or any financial advisor. Further, as the joint proxy statement/prospectus now discloses on page 89 of Amendment No. 3, the five-year financial projections were prepared using substantially the same financial projections for the initial three-year period as were included in the three-year projections prepared by RMR. Lastly, the DHC May 2022 projections were provided to BofA Securities in May 2022 not in connection with, and significantly before, the DHC special committee’s consideration of a potential transaction with the Company and not at the direction of the DHC special committee. The DHC May 2022 projections were also not provided to the Company or J.P. Morgan or utilized by either special committee or any financial advisor in connection with the Merger.

July 6, 2023

The Company therefore respectfully advises the Staff that the Company and DHC determined not to include additional detail regarding the DHC May 2022 projections, the three-year projections prepared by RMR, the DHC January 2023 projections or DHC February 2023 projections (on a stand-alone basis prior to adjustment for the immaterial March 10, 2023 updates) in the joint proxy statement/prospectus as they were not relied upon by the respective special committees and boards of trustees of DHC and the Company in connection with their recommendations and approvals of the Merger or by the respective financial advisors to the DHC and OPI special committees in connection with their respective fairness opinions and related analyses. In light of the foregoing, the Company and DHC believe that those projections are not material to investors in connection with their consideration of the potential transaction and, therefore, are not required to be disclosed in the joint proxy statement/prospectus. To the contrary, the Company and DHC believe that disclosing earlier, preliminary projections could be misleading to investors by causing them to mistakenly conclude that those projections reflect assumptions and information considered relevant by the special committees and their respective financial advisors in their determinations and analyses with respect to the Merger.

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If you have any questions concerning the Registration Statement, Amendment No. 3 or require any additional information, please do not hesitate to contact me at (212) 403-1060 or mastagliano@wlrk.com.

Sincerely yours,

/s/ Mark A. Stagliano
Mark A. Stagliano

cc:	Melissa Sawyer, Sullivan & Cromwell LLP
Lauren S. Boehmke, Sullivan & Cromwell LLP